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                                                              September 23, 1994



Stone Container Corporation
Chicago, Illinois



    We completed an appraisal of certain property exhibited to us as that of STONE CONTAINER CORPORATION ("Stone"), located in (1) Missoula, Montana, (2) Ontonagon, Michigan, (3) York, Pennsylvania and (4) Uncasville, Connecticut and submitted our findings in a report dated September 23, 1994.



    This letter summarizes the appraisal report. By reference herein, all terms, conditions, definitions, and limitations contained in the appraisal report shall apply equally to this summary letter.



    Our appraisal expressed an opinion, as of September 1, 1994, of the fair market value of the property on the premise of continued use. It was understood that our opinion would provide a basis for effecting financing arrangements.



    Fair Market Value is defined as the estimated amount at which a property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both.



    When fair market value is established on the premise of continued use, it is assumed that the buyer and the seller would be contemplating retention of the property at its present location as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realized from piecemeal disposition of the property in the marketplace or from an alternative use of the property. The premise of continued use is generally appropriate when:



    - The property is fulfilling an economic demand for the service it provides or which it houses.



    - The property has a significant remaining useful live expectancy.



    - There are responsible ownership and competent management.



    - Diversion of the property to an alternative use would not be economically feasible or legally permitted.



    - Continuation of the existing use by present or similar users is practical.



    - Due consideration is given to the property's functional utility for its present use.



    - Due consideration is given to the property's economic utility.



    In our investigation, we appraised the designated assets as part of an operating entity. Balance sheets, financial statistics, and operating results furnished to us were accepted without verification, were examined, and were assumed to properly represent business operations and conditions. Given the trends indicated, it was concluded that prospective profits from appraised business operations, on a consolidated basis, were adequate to justify ownership and arm's-length exchange of the designated assets between a willing buyer and a willing seller at the appraised fair market value. In the review, provisions were made for the value of assets not included in the appraisal and for sufficient net-working capital.



    The property appraised comprises the tangible assets of the linerboard and corrugating medium paperboard mill operations of Stone located at Missoula, Montana; Ontonagon, Michigan; York, Pennsylvania; and Uncasville, Connecticut.


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    No consideration was given to the impact of any environmental concerns which are associated with the subject property. Our appraisers are not qualified as experts in the detection of hazardous substances. Quantification of the cost to remedy environmentally related problems would have to be identified by experts in that field.



    Our investigation dealt with real estate comprising land, buildings, and improvements; machinery and equipment; office furniture and equipment; mobile equipment; and licensed vehicles. Excluded from the investigation were supplies, materials on hand, inventories, company records, and any current or intangible assets that might exist.



    For the real estate, except for the ground lease described in the mortgage with respect to the mill located in Ontonagon, Michigan in which Stone has a valid leasehold interest, we appraised the fee simple interest which is defined as an absolute fee, free of limitations to any particular class of heirs or restrictions, but subject to the limitations of eminent domain, escheat, police power and taxation. Before arriving at an opinion of value, we personally inspected the designated property and studied market conditions.



    For the real estate, we considered:



        - Location, size, and utility of the land



        - Size, condition, and utility of the improvements compared with new facilities



        - Highest and best use of the land and of the property as improved



        - Cost of replacement new of the improvements and that cost less depreciation arising from all causes



        - Sales and asking prices of vacant sites to the vicinity and general area



    For the personal property, we considered:



        - The estimated cost to acquire new or construct, or acquire used if comparable property was available



        - A deduction for depreciation, or loss of value, arising from condition, utility, age, wear and tear, and obsolescence



        - For the cost of comparable used property, used property selling prices and a positive or a negative adjustment to the market price to reflect the difference in condition and utility between the item being appraised and its normal comparative



        - Dealers' prices for machinery and equipment in operative condition, plus allowances for freight and installation



    Accordingly, based on the promise of continued use, it is our opinion that, as of September 1, 1994, the Fair Market Value of the designated assets is reasonably represented in the amount of SIX HUNDRED NINETY-FIVE MILLION FIVE HUNDRED THOUSAND U.S. DOLLARS (U.S. $695,500,000), distributed as follows:



Land.................................................  $   5,700,000
Building & Land Improvements.........................    136,970,000
Machinery and Equipment..............................    550,330,000
Office Furniture and Equipment.......................        675,000
Licensed Vehicles and Aircraft.......................      1,825,000
                                                       -------------
    Grand Total......................................  $ 695,500,000
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


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    The above fair  market value  does not represent  the amount  that might  be realized from the assets' piecemeal disposition in the open market or from their use for an alternative purpose.



    We did not investigate the title to or any liabilities against the property appraised.



                                          Respectfully submitted,
                                          AMERICAN  APPRAISAL  ASSOCIATES,  INC.
                                          /s/ William K. Domoe
                                          --------------------
                                          William K. Domoe
                                          Principal


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